U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One)
(   ) Form 10-K and 10-KSB    (   ) Form 11-K (   )    Form 20-K
( X ) Form 10-Q and 10-QSB    (   ) Form N-SAR
For Period Ended:     June 26, 2005

( )	Transition Report on Form 10-K
( )	Transition Report on Form 20-F
( )	Transition Report on Form 11-K
( )	Transition Report on Form 10-Q
( )	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:        TransTechnology Corporation
Former Name if Applicable
          N/A

Address of Principal Executive Office (Street and Number)
          700 Liberty Avenue

City, State and Zip Code
          Union, New Jersey 07083

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

(X)	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)	(b)	The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
( )	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, NCSR or the transition report or portion thereof could not be filed within the prescribed time period.
The subject report could not be filed without unreasonable effort or expense because, as previously disclosed in the Registrant’s Form 8-K dated June 27, 2005, the Registrant had determined, in consultation with its independent public auditors, that it was necessary to restate its statement of cash flows for the fiscal year ended March 31, 2003, which information will be contained in the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 (the “2005 Form 10-K”). The Registrant has not been able to finalize such restatement and has not filed the 2005 Form 10-K. Accordingly, the Registrant has determined that it would not be appropriate to file the subject report within the prescribed time period for filing the report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joseph F. Spanier	(908)	688-2440

Name	Area Code	Telephone Number
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
(   ) Yes      (X) No
The Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
(   )Yes    (X) No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TransTechnology Corporation

(Name of Registrant as specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2005	By:	/s/ Joseph F. Spanier

Joseph F. Spanier Vice President, Chief Financial Officer and Treasurer

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